August 30, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

John D. Sheehan
Acting Chief Financial Officer
Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098

RE:	Delphi Corporation (the "Company")
Form 10-K for the fiscal year ended December 31, 2004
File No. 1-14787

Dear Mr. Sheehan:

   We have limited our review of your Form 10-K for the fiscal year
ended December 31, 2004 to the issue addressed below and have the following comment. Where we have asked you to provide us with supplemental information, please be as detailed as necessary in your
explanation.   After reviewing this information, we may or may not
raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.


Form 10-K for the fiscal year ended December 31, 2004

Note 20.  Quarterly Data (Unaudited), page 102

1. According to the table included on page 102, we note that net loss
for the quarter ended December 31, 2004 was significantly higher than
any other quarterly period presented in the table.  Further, we also
note that according to your disclosures provided in note 6 of your consolidated financial statements (page 76), your 2004 net loss of $4,840 million was largely attributed to the increase in your valuation allowance on deferred tax assets of $4,731 million, of
which $4,667 million was recorded as income tax expense.   We note
this was due to your belief that you could no longer support the realization of such assets under SFAS No. 109. In this regard, please explain in greater detail the facts and circumstances which evidently lead you to believe that you were no longer able to support the realization of your deferred tax assets and tell us the reason(s) why you believe the recognition of the increase in allowance was appropriate in the quarter ended December 31, 2004 rather than in an earlier period. Also, tell us your policy with respect to how often you evaluate your valuation allowance for changes in circumstance(s) which result in a change in the realizability of the related deferred tax asset in future periods. If you evaluate your valuation allowance on an annual basis, please tell us why you believe such basis is appropriate and adequate. We may have further comment upon receipt of your response.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *


   You may contact Jean Yu at (202) 551-3305 or Lyn Shenk,
Assistant
Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3813 with any other questions.


								Sincerely,


								Linda Cvrkel
								Branch Chief


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John D. Sheehan
Delphi Corporation
August 30, 2005
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